Michael Dolan, Viacom Inc. (Executive Vice President and Chief Financial Officer) and New Viacom Corp. (Executive Vice President, Chief Financial Officer and Chief Accounting Officer)

Credit Suisse First Boston Media Week Presentation Transcript

Event Date/Time: December 5, 2005, 12:30pm E.S.T.

Filed by: New Viacom Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: New Viacom Corp.

Commission File No.: 333-128821-01

Subject Company: Viacom Inc.

Commission File No.: 333-128821

This presentation contains information relating to the proposed separation of Viacom into two publicly traded companies. In connection with the proposed transaction, Viacom has filed a Registration Statement on Form S-4, as amended, with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read the Registration Statement and related materials that are filed with the SEC because they contain important information about the proposed transaction. Investors and security holders may obtain copies of these documents, and other documents containing information about Viacom, without charge, at the SEC's website at www.sec.gov, and through Viacom's Investor Relations at Investor.Relations@viacom.com.

Bill Drewry - Credit Suisse First Boston - Analyst

Good afternoon, everybody. Welcome to the seventh annual CSFB Global Media Week. We are very glad that you could join us today for what so far has been a pretty exciting list of speakers. And I'm very excited, the most excited, to have joining us on the podium Michael Dolan, who is the Executive Vice President and the CFO of the new Viacom, which if you didn't notice, started trading when issued today; so far doing well. And actually the stock has been on a very nice run since Mr. Dolan joined the company. I think since late September, it's up 15%, double the performance of the S&P. So it's a new day, a new era and I would like to invite Mike up. We're going to have a Q&A. I have a list of questions I'd like to run through with you and then we will go to the audience as well.

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

When you say it's up 15% since you have been here, you think maybe this is a good time to leave or do something else?

Bill Drewry - Credit Suisse First Boston - Analyst

No, you are supposed to say I'm just getting started.

So, first question, it's a simple one but maybe fraught with deep meaning -- why would investors want to own this new Viacom, and what do you think differentiates you from another media company?

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

Well, I think this is a fundamental reason. This is really a pure play in content. And you know when I first arrived, we spent a lot of time talking to folks who are (technical difficulty) and investment bankers and the question I was always asked is, who do we look like? Who does new Viacom look like? And what people would say is well, not a lot. There aren't a lot of really good comps out there for new Viacom. And maybe the closest are companies like ESPN or Discovery and, you know, the problem is you can't really own ESPN as a pure play. You look at Discovery, Discovery has some peculiarities to it. You only get half of Discovery. Here, you are getting all of MTVN and BET and the other parts of new Viacom.

So, this really is a unique opportunity as an investment and I think what you are getting is or what we are all getting is a fabulous content company that has brands that really are legitimately global. I have said to people that my old background was Pepsi at one point, and I said this reminds me, in terms of the global quality of the brand, it reminds me of a Pepsi Cola or a Coca-Cola in terms of really the international scope and the power of the brand, not only domestically but internationally. So, I think these are brands with a huge future to it.

I think also because of the nature of the demographics that we deal with and we feel so young in terms of that demographic that the opportunity we have got to use these brands as a platform for growth into digital is really something that is an extraordinary opportunity for us going forward.

You know, in fact, Anne Marie was just asking when we were having lunch, what do you think the biggest surprise will be for people about new Viacom? And I said I think the biggest surprise is really what people have really not factored in. I think what people think is this is a great cable company that they are buying and investing in. I think what they are going to be surprised about is the tremendous growth opportunities that we have got beyond kind of the normal historical franchise. And the two key parts of that for me are international and the digital opportunity.

The other thing I would add, Bill, to that is that this is a company where you say hey, that sounds great. It's a great story, but this is a company with 20 years of history of producing double-digit top-line and bottom-line growth. In fact, Tom and I had lunch with some folks a couple of weeks ago and someone asked Tom this question and said, "how did you get started?" And he had this terrific story that I'm sure you have heard a million times and the Viacom people -- but he had this terrific story of starting out with six people in a hotel room. They didn't have an office, they had space in a hotel room and then it grew from that to the point where this is going to be a $10 billion company with fantastic margins and great growth opportunities and we've moved out of the hotel. So we have real office space now.

The final thing I would say too is that -- and it gets to some things we have talked about in the past -- we have an underleveraged balance sheet, and it's not unusual I think in media, but I think we are underleveraged. We have made it clear that our intention is to have a proper degree of leverage for the company, which means that we are going to have a lot of dry powder to really go out and grow the business and a lot of dry powder to do some very significant share repurchases, which we are committed to doing. So I think those are the -- I would take all of that and say, if I were an, investor, that's what I'd like about this company. And as a CFO, that's what I like about this company.

Bill Drewry - Credit Suisse First Boston - Analyst

So far, so good. What financial metrics are you most focused on and maybe drill down the growth profile a little bit.

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

Sure. Well, obviously, revenue growth, we think -- we were just up in Bob Cohen's presentation -- if you look at those numbers, he's talking about 6% growth for media for next year, and in my recollection, that's about consistent with sort of the growth in advertising, measured media advertising, over the past 30 years. It seems to be back on that normal trend line.

If you look at cable, cable is growing more than that. I was surprised that the number was not larger that he had, but it is growing more than the average, 8-ish. You know, MTVN, the networks around MTV have consistently grown at a multiple of the average of the cable growth. So we think that as we look out into the future over the planning horizons that we use, that this is a double-digit business on the top line, the margins as I said are extraordinary. And we also see it as a double-digit business on the bottom line. Given the share repurchases that we'll do, we think that there ought to be a kicker in terms of as you go further down in terms of free cash flow per share and EPS. So those are kind of the key metrics you're looking at. The one I have talked a lot about, both internally in the company and externally is return on invested capital. We are big, big believers in incremental improvements in return on invested capital. So, and that's the mantra that we use all the time. We talk about it all the time. It affects the way we look at acquisitions. It affects what we expect from the businesses and we believe fundamentally that increases in return on invested capital produce shareholder value and that's what we are committed to doing.

Bill Drewry - Credit Suisse First Boston - Analyst

Just to finish on that, it seems like the revenue growth drives the profit growth, but not a lot of margin leverage in the near term. The real incremental leverage is to the free cash flow.

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

I think that's true. And it's a function -- it's one thing if you start life with a margin of 5% or 10% and say hey, we can really get some leverage if we go from revenue through EBITDA or operating income. This was a case where you are dealing with a set of companies with extraordinarily high profit margins to begin with. So I think the issue is how do you keep those structures in place, continue to drive right through the P&L and get that leverage further down the income statement.

Bill Drewry - Credit Suisse First Boston - Analyst

So, the new Viacom may (inaudible) the use stock as an acquisition vehicle (inaudible). I think you alluded to that a few times since the split was announced. Can you talk about acquisition opportunities? Obviously size is part of that question, and should (inaudible) us be worried at all that this management team is going to somehow rebuild the old Viacom --?

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

We're just in the process of taking it apart so I don't know why we would rebuild it.

Bill Drewry - Credit Suisse First Boston - Analyst

(multiple speakers) would want the discount forward on it.

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

Yes, but you know, I think clearly what we are doing is sort of unraveling the conglomerate and as Sumner likes to say, the conglomerate -- the age of the conglomerate is over. The age of the media conglomerate is over. I think he is very, very right in that insight. And you know what is happening here with new Viacom and CBS is that the company is being evolved into two operating companies. CBS is really a collection of operating companies run by an operating guy. New Viacom is a set of higher growth operating companies run by an operating guy. So that's kind of the thesis.

I think if you had Tom here and asked him about acquisitions, what he would say is you know we have got everything we need. If you look at -- we're not looking to have a third leg on the stool or a fourth leg on the stool or a fifth leg on the stool. That whole way of thinking about the business I think is passé. What we're going to do as we look at acquisitions is make acquisitions that defend the franchises that we have got. We really like the franchises that we have got. It is like that Greek, what's that Greek law for the doctors, the first thing is do no harm; the first rule is do no harm. I think the first rule for us is make sure that these franchises that have been developed over 20 or 25 years are protected and strong for the future. So, we want to use our powder to make sure that those franchises are strong and vital and not only now but in the future as well.

The second thing is we need to do acquisitions that exploit those growth opportunities I mentioned before. And the big growth opportunities are I think international and digital. And you are going to see us doing things but you're going to see us doing things that will be very careful, very cautious with shareholder capital and then the phrase we have used is tuck-in acquisitions. And you've seen a bunch of them already. NeoPets is sort of for us the poster child of the kind of acquisition we are looking for in the digital space.

And I think if you aggregate all of those opportunities for defending the franchises and exploiting growth opportunities, as we look at the future, it doesn't begin to make a dent in the free cash flow potential of the company, which is the reason why we have talked so much about share repurchase, because I think we're going to be in the enviable position of having excess free cash flow. And then the question becomes what do you do with it. Do you use it to pay down your debt and go back to a very peculiar capital structure? Or do you use it to return value to shareholders. And I think our statements have been consistently that we intend to have a very significant and fairly aggressive share repurchase program. Not that there aren't growth opportunities, not that we don't see growth opportunities. It's not a question that we don't intend to exploit them. But when we look at the horizon, we think that the cash flow potential of these businesses going forward will exceed all of the natural and attractive acquisitions and investment opportunities we're likely to see.

Bill Drewry - Credit Suisse First Boston - Analyst

That's getting to my next question -- how do you -- just specifically could share with us, how do evaluate those decisions to reinvest in the business organically? And do you fear at all that by returning significant -- having the opportunity, it's a great problem to have, obviously -- returning capital inside to shareholders that that maybe unfairly brands you as a value company and not a growth company?

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

Well, and that's the thing, just to take the latter part of that, I think that's something we want to be very careful about. And I always make the point that if we found in any given year that we had more opportunity, we would pull back the share repurchase program. You know, we would never starve the company. And I think it's in the shareholders' interests that if there are opportunities, good investment opportunities that are out there, that the management team sees and thinks they can execute, you always want to take those opportunities. I think realistically though, when you look at the digital world, we know exactly what we are looking for. We're looking for opportunities that really tie into strategically the businesses we've got. We have identified some segments that we're particularly interested in, like gaming.

But, the other part of this is that it takes two to tango and we want to be careful that we're not overpaying for assets. I think the delusion you can fall into in looking at the digital world is that you think this is the only thing out there of its kind that is ever going to come along, and that's not the case. We're seeing great opportunities and we intend to take advantage of them.

Bill Drewry - Credit Suisse First Boston - Analyst

You know, I've talked in the past about expense and particularly working capital opportunities, in terms of achieving some savings and some (technical difficulty). Can you update us there, give us your thoughts --?

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

The approach we have taken is to say this is a new company. We want to look at everything almost with a clean sheet of paper. And we have done a lot of work over the past five or six months or so, in terms of looking at the right organization to execute the plan that the company has and the strategy that Tom and the heads of the businesses have developed. What we have identified is that there was a lot of opportunity for us to really take some fat out of the system and we have gone after that. We think there's a big opportunity in corporate purchasing.

And you know it's funny coming from a different world. You know, I was at Continental Can Company, which was a really tough-nosed business and at Pepsi and I think there are practices you can bring from those worlds into this world. And I said -- I think I've said to you too, Bill, that just because the margins are high in the business doesn't mean that they shouldn't be higher.

So one of the things that we are kind of looking at is what is the right margin structure? How much overhead have we built into the business? How much overhead have we allowed to accumulate basically because we could afford it. What's the right level of overhead for the business? What can we save if we did corporate purchasing the way kind of the best practices in this country do -- the best companies do corporate purchasing? What if we did a really good job on days sales outstanding receivables collection? And frankly, we don't do a good job. I don't think in fact I would say on any of those things. I don't think we do a good job on any of those.

So, the good news is that there's lots of opportunities there that don't affect the critical sort of functions of programming. The creative functions that really drive this business. And what I would like to do is maybe take some of that money out, some of those savings out of those areas and redeploy it into more programming, better programming and redeploy it as well into greater profit growth.

Bill Drewry - Credit Suisse First Boston - Analyst

When you look at the business simplistically outside in right now, essentially 92%, 93% cable network profit, and then the rest is film. When you think about the organic growth opportunities for the company, it seems just like it's in three buckets -- new businesses that you can acquire, digital broadband, digital and/or broadband opportunity and then international. The last two I think are as much as anything extensions of the current (multiple speakers). So can you give maybe a little bit of context on how we should think about each of those organic growth opportunities. And then specifically with international and then also with broadband, call it Internet new business. How big over a five-year period can you make that?

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

Well, if you look at the core business -- the core business is a double-digit business. Less double-digit domestically, with the United States, more double-digit internationally. Although, the margins are higher in the United States. The margins are lower internationally because of scale issues, which leads me back to one of the comments about -- if we saw an opportunity, particularly internationally in the cable world to gain leverage in specific markets, the core ager-stone (ph) markets that we track, if we saw an opportunity to do something at a good price, at a good return to us, that allowed us to scale up in those markets, that would be attractive to us. The growth rates on the digital side are multiples of that, 40, 50% in those areas. In fact, what the salespeople at MTVN would tell you is that basically they can sell out almost any inventory that they have and can get. So, that's an opportunity for us and we are going after that opportunity, both internally by developing our own businesses, our own broadband ventures like Overdrive, which we have talked a lot about in the past.

And in fact I will tell you a funny story. Jim and I were with two young guys two months ago who work for Nickelodeon. And these guys have taken the basic infrastructure of the Overdrive broadband, which is used by MTV, and adapted it for Nickelodeon. They have developed a service called Turbo Nick. The thing is -- if you have kids, I really recommend it to you. You get into it by the Nickelodeon site. But advertiser-supported and very, very well done.

And these two young guys took us through this. And at the end of it, I said to one of them, what did it cost you to do it? To make this? And he looked kind of sheepishly at the other guy and said, almost nothing. We had the broadband with Overdrive. We had all of the content from Nickelodeon. So effectively, what you have got is like five or six different channels. We had thousands and thousands of hours of content that we simply redeployed into this digital broadband network. And we said, hey that's fabulous.

So we can do it internally and we will augment what we do internally with acquisitions that marry up nicely with what we've got.

Bill Drewry - Credit Suisse First Boston - Analyst

Didn't Overdrive itself, if I remember correctly, only cost like $10 million to build? So the whole backbone of this --

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

Yes.

Bill Drewry - Credit Suisse First Boston - Analyst

When do you think though, with those kinds of businesses that it can -- will it ever be big enough to report as a separate line? Will it be its own division or is it completely integrated?

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

We were just talking about that at the table too. You know, I think the approach that we have got is unlike some other companies, we are not -- we don't view this as a division. We don't view this as sort of a separate division. We view it as a natural extension of all of the channels and all the businesses we have got. And we don't want them to think they're in the old-fashioned business and somebody else is responsible for the new business. We want them to see, hey, I run a brand, I own a brand. I am responsible for exploiting that brand over all the different platforms that are available. So that's very, very important. Now what we will probably end up doing is aggregating all the digital revenue kind of across the system and I think that we're probably at about $150 million, maybe more this year. We think that that can get to easily $500 million in a relatively short period of time. As the combination of the businesses we have internally, the acquisitions we've already made and some small tuck-in acquisitions that we see coming down the road.

Bill Drewry - Credit Suisse First Boston - Analyst

I have got to think the incremental margin, if you can scale up to a $500 kind of number, that's to be pretty high.

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

It is pretty good. And the real magic there is what we can do with the sales force, because these guys -- we have got probably the best sales force in the business -- MTVN and Nickelodeon. And we're getting right now probably $0.25 of every dollar, advertising dollar from cable. We have great sales forces. And these guys know that this is real estate that they can sell easily. So that's a great situation to have with the sales force.

Bill Drewry - Credit Suisse First Boston - Analyst

One more question on the cable network. You talked a little bit about the international versus domestic, but can you talk about growth rate in the core existing network? Maybe that’s an unfair way to look at it, I mean MTV continues to expand its brand around the globe. But the thing about MTV mix versus some of the other brands in the portfolio, could you talk about the different growth rates there? And also, are there still greenfield opportunities in basic MSO-carried cable nets? Or is the new frontier of content ideas or new ideas in the content realm broadband distribution only?

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

I think, you know, just going back to the first part of that question, if you look at the, the more developed networks within MTVN and the growth rates clearly are lower than the Comedy channel or Spike or TNT that are absolutely flying. And it's partly a function of just scale.

The other thing though I would remind you of, again, is that we don't look at it just in terms of MTV or Nick. We look at MTV as a family of platforms, as a platform around -- and it would include not only the cable business of the digital pieces as well -- and that really is the very important way for the people who run those businesses to think about this. So that what they are trying to do is when you get brands that are very powerful in one particular distribution channel, you want them to not just sit back, but you want them to say, okay now that I have this brand, how do I leverage it into wireless? How do I leverage it into broadband? How do I take advantage of the explosion of distribution that is really happening all around. Look at the telco? Who isn't in the business now of distribution? Everybody is. So you want people who are running those brands to really think about their business more broadly and not just in a narrowly defined way. I think if you look at MTV's performance in that family concept, the growth rates are very attractive.

Bill Drewry - Credit Suisse First Boston - Analyst

One more question before we go to the audience -- what about Paramount? How is that turnaround going, the management now in place, but they really haven't had their own slate out in the market yet. Is that '06 or is that '07? And I was talking to Jim about what the context historically to think about this business. They used to do a $500 million or so operating profit, just (inaudible) seeing that. But that's not the right benchmark. So maybe help us with that as well, how to think about where the delta of the opportunity is?

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

The one point that you can identify is the margin of the business. The margins, currently '05, as you saw in the carve-out, are probably about 6% in Paramount. That's down from probably 10% four or five years ago. It's about half the margin in the better-run studios in Hollywood. So, you know, we think that there are lots of opportunities to fix that and to turn it around.

The other part of that is it takes a while to turn a studio around and it's not a one-year phenomenon and it may be more like a two or three-year turnaround just because of the length of time between when people begin to have conversations with talent and when something actually appears in the marketplace. There's just a huge amount of time that goes by.

So in terms of the team, the team has come together. It's a terrific group, led by Brad Grey and Rob Moore and Gail Berman and Tom Lesinski on the DVD side. So it really is a high-powered group of people. They are energized; they are really on a mission to really recapture the glory of Paramount.

It will take awhile though to do it. And probably the right way to think about it is we will begin to see their slate appear the beginning of, the middle of '06, I would say, at the start of it. And then you'll really begin to see something out of the Brad Grey, Gail Berman kind of operation in '07 and the latter part of '07. So it's going to take awhile. One of the things that they have also decided to do -- and I think Tom alluded to this in the call -- was that they've looked at the slate, they've looked at the slate from the predecessor. Hey, this is like one of those taking the snake things, where what you get the first year or year and a half here in the studio is really not what you have done but it's what your predecessors have done. And in some cases, that's worked out well and in other cases, frankly, it hasn't. So, they have made the decision to really curtail some of the development that hasn't started. And as a result of that, the slate in '06 will be smaller than the volume that Paramount would normally have.

They're probably shooting for about 11 films this year and the studio was geared for 12 to 14 to 15 films a year. They will shoot for that. They have made a decision that they don't want to just make things for the sake of making things. They want to make films that they think have a good chance of being profitable, which is a refreshing point of view. And so we fully support that.

So I think that we believe that it integrates well with the businesses in new Viacom. We believe that there is an opportunity to fix the margin, but it's not going to be something that is a 30-day or a 90-day or 120-day turnaround. It's going to be something that we're working on for the next 18 months or two years.

Bill Drewry - Credit Suisse First Boston - Analyst

How does that fit into your big focus on return on invested capital though? Because I mean this could be, given where it is and where it could go -- it's all about the idea and the consumer demand -- but it could be a great growth business for you. But as far as the return and incremental return on invested capital, if you have to put capital into it versus what you could get out of your other businesses, digital broadband, etc., how do you think about it?

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

Here is the funny thing about it. It's not that they weren't spending capital before. I mean, they spent a lot of capital. The capital I mean, I'm talking about mainly programming. There's a lot of money that was invested in Paramount for the past number of years, and frankly, the return on investment wasn't good. So, what we are doing is talking to the team out there and what we're saying is it's not an issue of putting anymore capital into it. It's not an issue of investing -- in moving the slate from 14 to 20 movies a year. It's not a question of doubling the programming. We think there's a lot of money that's being spent on programming; there are just better ways to do that and more efficient ways to do and get better usage out of the stable of producers that they've got on the Paramount block.

And as you know, the way the studio works, there are producers who are like in years in the Middle East who -- and they're responsible for developing the projects and we've had a number of those relationships that really have been sort of marginal, I guess, is the kind of sort of way to put it.

So what we're doing is looking at -- we're evaluating those relationships. We are evaluating the investment that we are making in those projects. And our focus at Paramount is very much driven by how do we improve the return on invested capital and at Vista over the next three to five years and make it a contributor to the performance of the overall company and a contributor to shareholder value creation.

Bill Drewry - Credit Suisse First Boston - Analyst

Let's go to the audience. John, as usual, you are first.

John Cornreish – Audience Member

[Inaudible question - microphone inaccessible]

Bill Drewry - Credit Suisse First Boston - Analyst

Repeat the question.

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

Sure. Are you going to repeat the question? I thought you were going to repeat the question.

Bill Drewry - Credit Suisse First Boston - Analyst

I will let you do it.

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

We could have been up here for quite a while. I'm glad you -- the question was, who are the common people on the board.

John Cornreish - Audience Member

(inaudible - microphone inaccessible)

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

Yes, two of them -- which are the two you get? Who are the common people on the board and who are the ones who are different. Do you want to --

James Bombassei – Viacom – Investor Relations

The common people on the board are of course, in the S-4 filing, there's Sumner, Shari and Philippe. We've named some new people on the board too, recently, Tom Dooley has been named on the board, Ellen Futter. We have also got Bill Schwartz on the board. We've got some of our other long-term board members, Ace is on the board. Bob Kraft, thank you. And am I missing anyone? Fred Salerno, thank you. So I think that's the board of the new Viacom side. Obviously, CBS has also named their board and they're going to again, have that same three people repeating and some new people players too. Tom, of course, Tom. Thank you.

Bill Drewry - Credit Suisse First Boston - Analyst

Mike is right behind you --

Mike Florin - Audience Member

Pro forma for the distribution to CBS? How much, what is the net debt at new Viacom? If you could give me year to year.

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

Well, we think -- in fact, we're looking at that, needless to say, as we go. What we've targeted is that CBS will have a debt of about $7 billion, and it will have the public debt at the end of this. New Viacom will have the remainder.

So the question becomes, where are you going to end up, where will we end up at the end of the year with total debt. And you know, I think it will put us in a position, new Viacom, where our leverage will be somewhere around 2, 2 times. Because of -- and that's higher than the numbers that we might have indicated in the call because over the past six or eight weeks, we have been more aggressive with share repurchase. You know, when the share price came down into the low 30s, we saw it as a terrific buying opportunity. I hope a lot of you out there feel what we did, and we jumped in and saw the debt will be somewhat higher than we indicated in the quarterly call. And that will fall to the new Viacom side.

Bill Drewry - Credit Suisse First Boston - Analyst

Question over here, Larry?

Larry Haverty - Audience Member

Mike, if you were to come back here in February to New York, you would see (inaudible) here, which is I think a big commercial tower of the brand. The reality is this company is in a line of business that never gets any attention, which is basically licensing the brand. And so the question is, how big is this business? How much has it grown? What's the margin structure and since this is a new company that doesn't have any baggage, why won't the company be proactive in sharing those numbers with us? And if not, why not?

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

This is the licensing number. We haven't broken that out in the past. It is a significant business and will be more so in the future. It becomes a question, Larry, of what segments do you report on? And I think our feeling is that the way we have got it set up at the moment, which is cable and entertainment, are the right segments to look at.

I think the more immediate question is the question of what do you do and say about digital. And the more you do and say about digital, the more you get yourself in a position where that becomes almost a reportable segment. And the licensing business is significant but it is not so significant that we think it's worthy of breaking it out as a separate entity.

Have you talked about this in the past at all in terms of licensing (inaudible)?

Unidentified Speaker

(inaudible)

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

Yes, that's true. We will think about it, Larry. And I know, we're going to see you tomorrow, right? So you may have a question about that again. We will give it some thought in the meantime.

Bill Drewry - Credit Suisse First Boston - Analyst

We have time for one more. In the back?

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

That's it?

Bill Drewry - Credit Suisse First Boston - Analyst

That's a wrap then.

Michael Dolan - Viacom Inc. – EVP & CFO, and New Viacom Corp. – EVP, CFO and CAO

Thank you very much.

Bill Drewry - Credit Suisse First Boston - Analyst

Thank you.